Exhibit 4.69

Summary of the Private Instrument of Third Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 17, 2021, in connection with Fazenda Bananal X.

Parties: Agrifirma Agro Ltda. (formerly known as Agrifirma Brasil S.A), as Seller; and Ires Ricardo Basso, as Buyer.

Purpose: Amend the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 22, 2019, as amended on January 17, 2020 and August 7, 2020 , in connection with the commitment to sell a total area of 2,159.97 hectares, of which 1,713.97 hectares are arable hectares, originated from Fazenda Bananal X, in order to include the purchase and sale of machines and items located in Fazenda Bananal X’s farmhouse for the amount of R$55,000.00.